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SECURITII 02018512 ISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 05209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

All Funds, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

MAR 01 2002

143

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 North Park Terrace

(No. and Street)

Congers	New York	10920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mulkeen 845-268-6827

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Savastano, Kaufman & Company, p.c.

(Name — if individual, state last, first, middle name)

625 From Road,	Paramus	NJ	07652
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Brian Mulkeen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of All Funds, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Controller

Title

Notary Public

EDWARD T. BORG
Notary Public, State of New York
No. 4607335
Qualified in Rockland County
Commission Expires March 30, 2003

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL FUNDS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: ALL FUNDS, INC. [0013]

SEC File Number: 8- 5209 [0014]

Address of Principal Place of Business: 24 NORTH PARK TERRACE [0020]

CONGERS [0021] NY [0022] 10920-2139 [0023]

Firm ID: 23 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: BRIAN MULKEEN, COMPTROLLER [0030] Phone: 845-268-6827 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	61,349 [0200]		61,349 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	19,888 [0295]		
	B. Other	[0300]	252 [0550]	20,140 [0810]
3.	Receivables from non-customers	[0355]	442 [0600]	442 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	10,447 [0424]		
	E. Spot commodities	[0430]		10,447 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B. Other securities				
	[0180]			
8. Memberships in exchanges:				
A. Owned, at market				
	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	865 [0680]	865 [0920]
11. Other assets		[0535]	20,205 [0735]	20,205 [0930]
12. **TOTAL ASSETS**		91,684 [0540]	21,764 [0740]	113,448 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	28,615 [1205]	[1385]	28,615 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

2.	Includes equity subordination (15c3-1(d)) of ____ [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	28,615 [1230]	0 [1450]	28,615 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	10,505 [1792]
C.	Additional paid-in capital	99,000 [1793]
D.	Retained earnings	-24,672 [1794]
E.	Total	84,833 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	84,833 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	113,448 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932]	Period Ending 12/31/2001 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	7,969 [3935]
	b.	Commissions on listed option transactions	10,644 [3938]
	c.	All other securities commissions	90,856 [3939]
	d.	Total securities commissions	109,469 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	72,827 [3949]
	c.	Total gain (loss)	72,827 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		2,208 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		17,280 [3995]
9.	Total revenue		201,784 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			[4195]
15.	Other expenses			247,542 [4100]
16.	Total expenses			247,542 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-45,758 [4210]
18.	Provision for Federal Income taxes (for parent only)		-6,006 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-39,752 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-82,939 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 16267 [4335A]	UBS PAINEWEBBER INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			84,833 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			84,833 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			84,833 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		21,764 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-21,764 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			63,069 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		157 [3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-157 [3740]
10.	Net Capital		62,912 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,907 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	57,912 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	60,050 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		28,615 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		28,615 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 45 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			124,585 [4240]
	A.	Net income (loss)		-39,752 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			84,833 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Schedule I** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

Report for period beginning 01/01/2001 [8005] and ending 12/31/2001 [8006]

SEC File Number: 5209 [8011]

Firm ID: 23

1. Name of Broker Dealer: ALL FUNDS, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053]	Phone: ______ [8057]
Name: ______ [8054]	Phone: ______ [8058]
Name: ______ [8055]	Phone: ______ [8059]
Name: ______ [8056]	Phone: ______ [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes ○	No ●	[8075]
	(b) municipals	Yes ○	No ●	[8076]
	(c) other debt instruments	Yes ○	No ●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes ○	No ●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ●	[8079]
8.	Respondent carries its own public accounts:	Yes ○	No ●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

	(a)	Public customer accounts	[8080]
	(b)	Omnibus accounts	[8081]
10.		Respondent clears its public customer and/or proprietary accounts:	Yes ◯ No ◉ [8085]
11.		Respondent clears its public customer accounts in the following manner:	
	(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
	(b)	Self Clearing	☐ [8087]
	(c)	Omnibus	☐ [8088]
	(d)	Introducing	☑ [8089]
	(e)	Other	☐ [8090]
	(f)	Not Applicable	☐ [8091]
12.			Yes ◯ No ◉ [8100]
	(a)	Respondent maintains membership(s) on national securities exchange(s):	
	(b)	Names of national securities exchange(s) in which respondent maintains memberships:	
		(1) American	☐ [8120]
		(2) Boston	☐ [8121]
		(3) CBOE	☐ [8122]
		(4) Midwest	☐ [8123]
		(5) New York	☐ [8124]
		(6) Philadelphia	☐ [8125]
		(7) Pacific Coast	☐ [8126]
		(8) Other	☐ [8129]
13.		Employees:	
	(a)	Number of full-time employees	0 [8101]
	(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	0 [8102]
14.		Number of NASDAQ stocks respondent makes market	0 [8103]
15.		Total number of underwriting syndicates respondent was a member	0 [8104]
16.		Number of respondent's public customer transactions:	Actual ◯ Estimate ◯
	(a)	equity securities transactions effected on a national securities exchange	[8107]
	(b)	equity securities transactions effected other than on a national securities exchange	[8108]

	(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]
17.		Respondent is a member of the Securities Investor Protection Corporation	Yes (selected) No [8111]
18.		*Number of branch officies operated by respondent*	0 [8112]
19.	(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes No (selected) [8130]
	(b)	Name of parent or affiliate	[8131]
	(c)	Type of institution	[8132]
20.		Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes No (selected) [8113]
21.	(a)	Respondent is a subsidiary of a registered broker-dealer	Yes No (selected) [8114]
	(b)	Name of parent	[8116]
22.		Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes No (selected) [8115]
23.		Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes No (selected) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	425 [8151]

Savastano, Kaufman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
All Funds, Inc.

We have audited the accompanying statements of financial condition of ALL FUNDS, INC. as of December 31, 2001 and 2000, and the related statements of operations and accumulated deficit, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALL FUNDS, INC. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Savastano, Kaufman & Company, p.c.

Paramus, New Jersey
February 14, 2002

625 FROM ROAD, PARAMUS, NEW JERSEY 07652-3500 • (201) 261-7830 • FAX (201) 261-8183

ALL FUNDS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 61,449	$ 4,202
Treasury notes	10,447	60,169
Accrued interest receivable	252	882
Due from broker	19,888	49,554
Other receivables	20,547	23,515
Property, plant and equipment, at cost less accumulated depreciation of $176,214 and $158,900, respectively	865	2,358
TOTAL	$ 113,448	$ 140,680
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 520	$ 1,658
Accrued expenses payable	27,401	52,176
Income taxes payable	694	167
Total liabilities	$ 28,615	$ 54,001
Stockholders' equity:		
Capital stock, no par value, 1000 shares authorized, 273 shares issued and outstanding	$ 10,505	$ 10,505
Additional paid in capital	99,000	99,000
Accumulated deficit	(24,672)	(22,826)
Total stockholders' equity	$ 84,833	$ 86,679
TOTAL	$ 113,448	$ 140,680

The accompanying notes are an integral part of these financial statements.

STATEMENT 1

ALL FUNDS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Commissions earned	$ 482,952	$ 672,552
Fees earned	57,409	111,026
Gains on principal trades	164,073	84,668
Interest income	18,390	18,645
Realized (losses) on marketable securities	(63)	(179)
Unrealized gains on marketable securities	403	1,057
Total revenues	$ 723,164	$ 887,769
Operating expenses:		
Brokerage clearance charges and equipment rental	$ 189,363	$ 264,212
Commissions	16,348	22,888
Depreciation	17,314	23,509
Dues and subscriptions	3,658	445
Insurance	2,663	4,395
Management and administrative fees	154,067	258,569
Other taxes and fees	48,212	42,804
Professional fees	48,381	36,707
Promotion	1,826	2,821
Rent	72,000	72,000
Telephone and office expenses	114,666	128,362
Travel and entertainment	55,985	34,416
Total operating expenses	$ 724,483	$ 891,128
(Loss) before provision for income taxes	$(1,319)	$(3,359)
Provision for income taxes	527	460
Net (loss)	(1,846)	(3,819)
Accumulated deficit, January 1,	(22,826)	(19,007)
Accumulated deficit, December 31,	$(24,672)	$(22,826)

The accompanying notes are an integral part of these financial statements.

ALL FUNDS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net (loss)	$(1,846)	$(3,819)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation	$ 17,314	$ 23,509
Loss on sale of treasury notes	63	0
Changes in net assets and liabilities:		
(Increase) decrease in treasury notes	(341)	4,138
(Increase) decrease in accrued interest receivable	630	(243)
Decrease in due from broker	29,666	21,268
(Increase) decrease in other receivables	2,968	(17,416)
(Decrease) in commissions payable	(1,138)	(2,576)
(Decrease) in accrued expenses payable	(24,775)	(3,188)
Increase (decrease) in income taxes payable	527	(3,237)
Total adjustments	$ 24,914	$ 22,255
Net cash provided by operating activities	$ 23,068	$ 18,436
Cash flows provided from investing activities:		
Proceeds from sale of treasury notes	$ 50,000	$ 0
Purchase of equipment	(15,821)	(20,746)
Net cash provided from investing activities	$ 34,179	$(20,746)
Increase (decrease) in cash and cash equivalents	$ 57,247	$(2,310)
Cash and cash equivalents - January 1,	4,202	6,512
Cash and cash equivalents - December 31,	$ 61,449	$ 4,202

The accompanying notes are an integral
part of these financial statements.

ALL FUNDS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. Nature of operations:
   All Funds, Inc. was incorporated in the State of New York on May 1, 1956 for the purpose of conducting business as a broker/dealer of marketable securities. The Company's office is located in Congers, New York.

2. Significant accounting policies:
   Cash and cash equivalents:
   For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

   Income recognition:
   Income from commissions and fees is recognized as earned; costs relating to the current period are expensed as incurred.

   Property, plant and equipment:
   Equipment is stated at cost. The equipment is depreciated on a tax basis using accelerated methods over the estimated useful lives of the assets when they are placed in service, ranging from 5 to 7 years. These income tax depreciation methods approximate the expense that would be calculated under the various accelerated methods which are required by generally accepted accounting principles.

   Related party:
   The Company conducts business with Balanced Estate Agency, Inc., a family-owned office management and real estate business. These transactions include rent and management fees. Management is of the opinion that these transactions are at terms that are no less favorable than with unrelated third parties.

   Securities transactions:
   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

   Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. Significant accounting policies: (continued)

Securities transactions: (continued)

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Treasury notes:

The Company has investments classified as trading securities are as follows:

	December 31, 2001		
	Cost	Gross Unrealized Gain	Market Value
U.S. Treasury Notes	$ 9,966	$ 481	$10,447

	December 31, 2000		
	Cost	Gross Unrealized Gain	Market Value
U.S. Treasury Notes	$60,029	$ 140	$60,169

Proceeds from sale of securities were $50,000 and $14,981 during the years ended December 31, 2001 and 2000, respectively. (Losses) of $(63) and $(179) were realized on those sales during the years ended December 31, 2001 and 2000, respectively.

4. Due from broker:
Amounts receivable from broker-dealers and clearing organizations at December 31, 2001 and 2000, consist of the following:

	2001	2000
Fees and commissions receivable	$ 19,888	$ 49,554

5. Principal transactions:
The Company's principal transactions revenue by reporting categories, at December 31, 2001 and 2000 are the following:

	2001	2000
Fixed income	$164,073	$ 84,668

6. Property, plant and equipment:
Depreciation expense for the years ended December 31, 2001 and 2000 totaled $17,314 and $23,509, respectively.

7. Related party transactions:
As disclosed in Note 1, the Company conducts business with Balanced Estate Agency, Inc., a family owned office management and real estate business. Total management fees and rent paid to this entity totaled $226,067 and $330,569 for the years ended December 31, 2001 and 2000, respectively.

8. Income taxes:
The components of the income tax provision for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Federal	$ 258	$ 50
State	269	410
Total income tax provision	$ 527	$ 460

8. Income taxes: (continued)
The Company has a capital loss carryforward of $2,113 which may be used to offset future capital gains. The capital loss carryforwards will expire as follows:

Years ended December 31,	Amount
2002	$ 1,390
2004	481
2005	179
2006	63
	$ 2,113

9. Concentrations of credit risk:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Other commitments:
As a member of the National Association of Securities Dealers, Inc. (NASD), the Company is required to maintain a minimum capital balance of $5,000.

11. Supplemental disclosures:
Supplemental disclosures of cash flow information include cash paid for income taxes for the years ended December 31, 2001 and 2000 of $0 and $3,644, respectively.

Savastano, Kaufman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
All Funds, Inc.

We have audited the accompanying financial statements of All Funds, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 14, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Savastano, Kaufman & Company, p.c.

Paramus, New Jersey
February 14, 2002

625 FROM ROAD, PARAMUS, NEW JERSEY 07652-3500 • (201) 261-7830 • FAX (201) 261-8183

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 84,833
Assets not allowed for net capital computation	(21,764)
Haircuts on securities	(157)
Net capital	$ 62,912

COMPUTATION OF BASIC NET CAPITAL

Minimum net capital required	$ 5,000
Excess net capital	$ 57,912
Excess net capital at 100%	$ 60,050

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition and A.I. liabilities	$ 28,615
Debt-equity ratio	N/A

There is no difference between the computation for determination of net capital and aggregate indebtedness as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2001.

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Stockholders' equity, January 1, 2001	$ 86,679
Net (loss) for the year	(1,846)
Stockholders' equity, December 31, 2001	$ 84,833

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Not Applicable

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

All Funds, Inc. introduces its customers on a fully disclosed basis, and therefore, is eligible for the (K)(2)(b) exemption to SEC Rule 15C3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not Applicable

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Not Applicable

Savastano, Kaufman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
All Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of All Funds, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

625 FROM ROAD, PARAMUS, NEW JERSEY 07652-3500 • (201) 261-7830 • FAX (201) 261-8183

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sax, Kaufman & Company, P.C.

Paramus, New Jersey
February 14, 2002